July 13, 2010

VIA EDGAR

Re:	Santander Bancorp
Schedule 14D-9
Filed July 9, 2010
File No. 5-85127

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Chalk:

On behalf of Santander Bancorp (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 9, 2010 (the “Comment Letter”), relating to the Schedule 14D-9 of the Company, filed with the Commission on July 9, 2010 (SEC File No. 5-85127) (the “Schedule 14D-9”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (“Amendment No. 1”) to the Schedule 14D-9.

We note that the responses set forth below are based solely on information received from the Company’s management. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule 14D-9.

Enclosed please find three copies of Amendment No. 1.

Securities and Exchange Commission	July 13, 2010

Schedule 14D-9

Item 4, The Solicitation or Recommendation, page 4

1.	Rule 14e-2 requires the subject company to take and support a position with respect to the tender offer. Revise to provide the reasons of the subject company expressing no opinion with respect to the offer. If the reasons are those currently provided on behalf of the Special Board Committee so state.

In response to the Staff’s comment, the Company has revised the disclosure in the Schedule 14D-9. Please see Items (1) and (3) of Amendment No. 1.

Background of the Offer, page 4

2.	It appears from the disclosure here that beginning in February 2009, management of the Company was engaged in negotiating and structuring the going private transaction. Although Santander withdrew its request that the Company approve the transaction, this was apparently done only because of technical and structural matters relating to Puerto Rico law. Given this factual background, provide an analysis supplementally as to why the Santander Bancorp is not engaged in this going private transaction. If you determine that the Company is engaged, file a Schedule 13E-3 listing it as a filing person and amend the Schedule 14D-9 to provide all the disclosure required by Schedule 13E-3.

The Company respectfully understands that it is not engaged in the going private transaction commenced by the Santander Group on June 24, 2010. We understand that a subject company is not deemed to be engaged in a going private transaction merely because its parent company is undertaking such a transaction. See, Commission Release No. 34-17719 “Interpretative Release Relating to Going Private Transactions under Rule 13e-3” dated April 13, 1981 (the “Release”). In Illustration 2 to Question 5, the Release provides an illustration showing how Rule 13e-3 is generally applied to a cash tender offer commenced by a parent for any or all outstanding shares of the common stock of the subsidiary not owned by the parent. In this example, Y Corp., the parent of X Corp., is making the tender offer and must comply with the requirements of Rule 13e-3. The Commission notes in this illustration, however, that X Corp. “is not engaging in any transaction described in Rule 13e-3(a)(4)(i) and therefore is not subject to the Rule [13e-3].”

In our case, we understand that there are no factors that should cause the Company to be deemed to be engaged in the Santander Group cash tender offer (the “Offer”). The Offer was unilaterally commenced by the Santander Group. The Company was not given the opportunity and did not have the ability or the legal right to negotiate any of the terms of the Offer or of the subsequent short-form merger (the “Merger”), including, but not limited to, the price per share of $12.69 to be paid by the Santander Group in the Offer and the Merger. Therefore, the Company was not able to engage in any negotiations or discussions with the Santander Group regarding the terms (including the offer price) of the going private transaction commenced by the Santander Group.

Securities and Exchange Commission	July 13, 2010

As described in the Schedule 14D-9 filed by the Company and the Schedule TO filed by the Santander Group, during a period that ended more than a year prior to the launch of the Offer by the Santander Group in June 2010, the Company’s management participated in various discussions regarding a potential going private transaction, but such discussions were limited to talks about the feasibility and possible structures of such a transaction. In April 2009, there was a fundamental change in the process by the Santander Group. At that time, the Santander Group unilaterally decided that it would not seek the approval or even the involvement of the Company’s board of directors or its minority shareholders in the potential going private transaction. As a result of such unilateral determination by the Santander Group not to negotiate with the Company or seek the approval of the board of directors or the minority shareholders of the Company, the Company dissolved the special committee it had created to evaluate any terms and conditions of any transaction proposed by the Santander Group. Accordingly, the Company never had the power or the opportunity to become engaged in the going private transaction.

In addition, the Company also believes that the fact that it is not providing a recommendation to its stockholders in favor of the proposed Offer is also an important factor in this analysis. As found by the Division of Corporate Finance of the Commission in its answer to Question 101.03 of the section titled “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” of its Compliance and Disclosure Interpretations, a positive recommendation would have been sufficient to impose a requirement that the Company file a Schedule 13E-3.

While the Company’s decision not to make a favorable recommendation is not the sole factor in this analysis, the Company respectfully understands that the absence of such a recommendation, along with the absence of any involvement by the Company in negotiations of the terms of the going private transaction unilaterally commenced by the Santander Group, leads to its determination that it is not engaged in this going private transaction.

Reasons for the Recommendation, page 7

3.	Clarify the role of the Special Board Committee by describing the scope of its authority, including any limitations on that authority, and explaining the reasons for those limitations. For example, if the Special Board Committee could not negotiate with the Santander Group and could not seek or suggest alternatives to the offer, and it cites those limitations as the reason it cannot express a position with respect to the offer, what was the purpose of forming the Special Board?

Securities and Exchange Commission	July 13, 2010

In response to the Staff’s comment, as reflected in Amendment No. 1, the Company has revised the disclosure in the Schedule 14D-9. Please see Items (2) and (4) of Amendment No. 1.

* * * * *

The Company has further advised us that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. If you should have any questions regarding this letter, please contact the undersigned at (787) 282-5793.

Sincerely,

/s/ Aurelio Emanuelli Freese
Aurelio Emanuelli Freese

Enclosure

cc:	Rafael Bonilla, Esq.

Santander BanCorp